UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of November 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

US COURT CONFIRMS AVIANCA’S CHAPTER 11 PLAN OF REORGANIZATION

Bogotá D.C., November 2, 2021. Further to Avianca Holdings S.A.’s (“Avianca” or the “Company”) prior disclosures to the market, in the context of the Company’s Chapter 11 proceedings, the Bankruptcy Court for the Southern District of New York (the “Court”) held a hearing (the “Confirmation Hearing”) on October 26, 2021 to consider the confirmation of Avianca’s proposed plan of reorganization (the “Plan”).

During the Confirmation Hearing, the Court requested that the Avianca debtors, as well as certain other parties, produce additional documentation; this information was provided to the Court on October 28th, 2021. After reviewing the additional documentation, the Court announced today the confirmation of the Plan. The effective date of the Plan is expected to take place during Q4 2021.

Now that the Plan has been approved by Avianca’s creditors and confirmed by the Court, the Company reiterates, as disclosed to the market on the dates set forth in Table A (below) that once the Plan is implemented and becomes effective, the value of the outstanding shares of the Company (including the preferred shares traded under ticker symbols OTCMKTS: AVHOQ, BVC: PFAVH) will be reduced to zero, as contemplated by the Plan and the Equity Conversion and Commitment Agreement, dated September 1, 2021, by and among the Company, certain of its subsidiaries, and each of Avianca’s “Tranche B” Lenders under the Company’s outstanding DIP Credit Agreement.

Table A

Date
May 20, 2020	September 24, 2021	October 12, 2021
April 14, 2021	September 27, 2021	October 13, 2021
July 22, 2021	September 28, 2021	October 14, 2021
September 1, 2021	September 29, 2021	October 19, 2021
September 14, 2021	September 30, 2021	October 20, 2021
September 15, 2021	October 01, 2021	October 21, 2021
September 16, 2021	October 04, 2021	October 22, 2021
September 17, 2021	October 05, 2021	October 25, 2021
September 20, 2021	October 06, 2021	October 27, 2021
September 21, 2021	October 07, 2021	October 28, 2021
September 22, 2021	October 08, 2021	October 29, 2021
September 23, 2021	October 11, 2021

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations and beliefs, including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortés, Corporate Communications

carolina.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 02, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary